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SECURITIES AND EXCHANGE COMMISSION

04017311

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 26 2004 WASH. D.C.

SEC FILE NUMBER
8- 29688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEVEN L. FALK & ASSOC INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 ROUNDHILL ROAD
(No. and Street)

KINNELON, (City) N.J. (State) 07405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN L. FALK 973-838-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARSHALL S. ROSETT, CPA
(Name – *if individual, state last, first, middle name*)

2 N. DEAN ST. (Address), ENGLEWOOD (City) NJ (State) 07631 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, STEVEN L. FALK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEVEN L. FALK & ASSOCIATES, INC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven L. Falk
Signature

PRESIDENT
Title

Linda H Lewis
Notary Public

LINDA H. LEWIS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Nov. 30, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STEVEN L. FALK & ASSOCIATES, INC.
FINANCIAL STATEMENTS
YEAR ENDING DECEMBER 31, 2003

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Steven L. Falk Associates, Inc. as of December 31, 2003 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining,, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management., as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the Financial position of Steven L. Falk & Associates, Inc. as of December 31, 2003 and the results of Its operations and its cash flows for the year then ended in conformity with generally accepted accounting Principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 1 7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marshall S. Rosett CPA
Marshall S. Rosett

Englewood, New Jersey February 12,2004

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		$ 7,853
Receivable from Broker-Dealer- Clearing Account		35,000
Marketable Securities, at Market Value		43,051
Commissions Receivable		118,628
Fixed Assets		
Auto & Furniture & Fixtures	$37,960	
Leasehold Improvements	1,809	
Less Accumulated Depreciation	16,471	23,298
Total Assets		$ 237,830

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 4,142
Accured Commissions Payable	114,696
Income Taxes Payable	200
Total Current Liabilities	119,038
Total Liabilities	119,038
Stockholder's Equity:	
Common Stock, $1.00 par value; 100 Shares, Authorized, Issued & Outstanding	100
Additional Paid-In Capital	76,655
Retained Earnings	42,037
Total Stockholder's Equity	118,792
Total Liabilities and Stockholder's Equity	$ 237,830

The accompanying notes are an integral part of these financial statements,

STEVEN L. FALK & ASSOCIATES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 805,745
Dividend Income	890
Interest Income	12,539
Total Revenue	$ 819,174
Operating Expenses:	
Registration Fees & Dues	$ 8,886
Professional Fees	6,130
Line Charges/software	10,575
Telephone	8,623
Travel & Entertainment & Auto	27,500
Seminar Expenses	6,721
Clearing/Execution Fees	26,536
Insurance	4,660
Depreciation Expense	433
Office Expenses, Printing & Supplies	40,057
Commissions Paid	678,370
Unrealized Investment Loss	24,392
Utilities	6,925
Repairs & Maintenance	4,050
Postage	15,820
Total Operating Expenses	869,678
Net Loss before Taxes	$ (50,264)
Less Provision for State Corporation Taxes	240
Net Loss	$ (50,504)

The accompanying notes are an integral part of these financial statements.

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Retained Earnings January 1, 2003	$ 92,541
Less Net Loss	(50,504)
Retained Earnings December 31, 2003	$ 42,037

The accompanying notes are an integral part of these financial statements

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net Loss	$ (50,504)
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation	433
Changes in operating assets and liabilities:	
Commissions Receivable	(19,039)
Marketable Securities	(8,022)
Accounts Payable & Short term Loan	52,138
Net Cash from operations	$ (24,994)
Cash flows from Investing activities:	
Purchase Fixed Assets	(3,279)
Cash flows from financing activities:	
Additional Paid in Capital	15,000
Net decrease in Cash and Cash Equivalents	(13,273)
Cash and Cash Equivalents – Beginning	21,126
Cash and Cash Equivalents – End	$ 7,853

The accompanying notes are an integral part of these financial statements

STEVEN L. FALK & ASSOCIATES INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock & Paid in Capital	Retained Earnings	Total
Balance January 1, 2003	$ 61,755	$ 92,541	$ 154,296
Net Loss	–	$(50,504)	$ (50,504)
Contributions to Paid in Capital	15,000		15,000
Balance Dec. 31, 2003	$76,755	$ 42,037	$ 118,792

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 118,792 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 118,792 [3500]
4. Add:
   - A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]
   - B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities — 118,792 [3530]
6. Deductions and/or charges:
   - A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 24,437 [3540]
   - B. **Secured demand note deficiency** — [3590]
   - C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - D. **Other deductions and/or charges** — [3610] — -24,437 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. **Net capital before haircuts on securities positions** — 94,355 [3640]
9. **Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):**
   - A. **Contractual securities commitments** — [3660]
   - B. **Subordinated securities borrowings** — [3670]
   - C. **Trading and investment securities:**
     1. **Exempted securities** — [3735]
     2. **Debt securities** — [3733]
     3. **Options** — [3730]
     4. **Other securities** — 7,958 [3734]
   - D. **Undue Concentration** — 5,308 [3650]
   - E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]

0 [3736] — -13,266 [3740]

10. Net Capital — 81,089 [3750]

STEVEN L. FALK & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2003

1.Business Activity

The company is a securities broker registered with the Securities and Exchange Commission. The company commenced operations in 1983.

2. Summary of Significant Accounting Policies
Method of Accounting

The company maintains its books and records on the accrual basis for financial and Tax purposes.

3. Marketable Securities

Marketable Securities are carried at Market Value. The gross unrealized loss pertaining to these securities held in the investment account was 24,392 at December 31, 2003

Income Taxes

The company has elected to be treated as an "S" Corporation for Federal Income Tax purposes and has also made this election with the State of New Jersey. Consequently, the Company's income is taxable to the stockholder. Income taxes have been provided for estimated minimum currently payable to the State of New Jersey of $ 240 for the year ended December 31, 2003.

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 12,2004

Board of Directors

Steven L. Falk & Associates, Inc.
Kinnelon, New Jersey 07405

I declare that no material inadequacies exist in your accounting systems. Since your firm currently consists of only a sole shareholder-employee, it does not allow for true internal controls or procedures for safeguarding of securities or assets. As of December 31, 2003 there were no securities transactions which transpired and therefore, no securities were ever in your possession. Thus, I was unable to observe the application of your safeguarding procedures as of that date.

Marshall S. Rosett CPA

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 12, 2004

Board of Directors
Steven L. Falk & Associates, Inc.
Kinnelon, New Jersey 07405

Please be advised that no material differences existed between the audited computation of Net capital and the Broker/Dealer's corresponding unaudited Part III Focus Report.

Marshall S. Rosett CPA